

May 1, 2014

Via E-mail
John P. McLaughlin
President and Chief Executive Officer
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, NV 89451

  Re: PDL BioPharma, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 3, 2014
     File No. 000-19756

Dear Mr. McLaughlin:

   We have reviewed your April 4, 2014 response to our March 14, 2014 letter and have the following comments.

   Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
10. Intangible Assets
Depomed Royalty Purchase and Sales Agreement, page 72

1. Regarding your response to the first bullet of prior comment two, please address the following:
   - As previously requested, tell us why the royalty purchase and sale agreement with Depomed, which includes a right to receive cash, does not meet the definition of a financial asset in ASC 860-10-20.
   - Provide us additional analysis regarding the relevance of your statement that the transaction was a "sale of future revenues," which is not considered recognized financial assets, to help us understand your conclusion that you acquired intangible assets and not financial assets. If you believe, for example, that ASC 860-10-15-4.b which indicates that ASC 860 does not apply to transfers of unrecognized **financial assets** [emphasis

> added] scopes out the royalty purchase and sale agreement from ASC 860, explain how this supports your conclusion that you acquired intangible assets.
> - You indicate the Depomed will not participate in the marketing, promotion or direct generation of the asset's cash flows in your analysis of the criteria under ASC 470-10-25-2. Tell us the nature and extent of any continuing involvement by Depomed in the generation of the cash flows due you. In this regard, specifically address any research and development activities to be performed by or on behalf of Depomed as well as any financial involvement by Depomed.
> - Tell us how the analysis you provided under ASC 470-10-25-2 resulted in you concluding that you acquired intangible assets.
> - Provide us additional analysis with reference to authoritative literature to support your conclusion that you acquired intangible assets because PDL has no ownership interest in Depomed or in the SPV.

2. Please refer to your response to the second bullet of prior comment two. Tell us how the $76.8 million allocated to drugs that have not yet reached commercialization stage and that appear to be dependent on development efforts for which you have no control meet the definition of an asset. In your response provide us information about the nature and extent of the development efforts and regulatory approval required.

You may contact Tabatha McCullom, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant